Code of Ethics

Under Rule 204A-1 of the Advisers Act, the firm has adopted a code of ethics, which sets out ideals for ethical conduct premised on fundamental principals of openness, integrity, honesty and trust. This code of ethics strives to effectively convey to employees the value the firm places on ethical conduct, and challenges employees to live up not only to the letter of the law, but also to the ideals of the organization.

The firm’s code of ethics applies to all access persons. Access persons are defined as: supervised persons, who have access to nonpublic information regarding clients' purchase or sale of securities, or are involved in making securities recommendations to clients or who have access to such recommendations that are nonpublic.

The firm’s code of ethics requires all Access persons to: (i) act with integrity, competence, dignity, and in an ethical manner, (ii) place the interests of others above their own personal interests; (iii) practice in a professional manner (iv) maintain and improve their professional competence, (v) promote the integrity of global capital markets, and (vi) exercise independent professional judgment when taking investment actions.

The firm’s codes of ethics include: (i) standards of business conduct required of supervised persons, that reflect the fiduciary obligations of the advisor and supervised persons; (ii) provisions requiring supervised persons to comply with applicable federal securities laws; (iii) provisions that require all “access persons” to report, and compliance to review, their personal securities transactions and holdings on a periodic basis; (iv) provisions requiring supervised persons to report violations of the code of ethics promptly to the chief compliance officer; (v) provisions requiring the firm to provide each supervised person with a copy of the code of ethics and any amendments, and requiring supervised persons to respond with a written acknowledgment of their receipt of the code and any amendments, and (vi) a requirement for access persons to obtain approval before directly or indirectly acquiring beneficial ownership in an initial public offering or private placement.

Code of Ethics for Access Persons to sign:

I will not engage in any conduct involving dishonesty, fraud, deceit, or commit any act that reflects adversely on my integrity, trustworthiness, or professional competence.

I will exercise diligence, independence and thoroughness in conducting investment analysis and taking investments actions.

I will make full and fair disclosure of all matters that could reasonably be expected to impair my independence and objectivity or interfere with my respective duties to Phineus Partners, L.P., clients, or prospective clients.

I will not knowingly make any statement that misrepresents facts relating to investment analysis, recommendations, actions, or other professional activities.

I will not make or imply any assurances or guarantees regarding any investment except to communicate accurate information regarding the characteristics and terms of the investment instrument and the issuer's obligations under the instrument.

When I communicate investment performance information, I will make reasonable efforts to ensure that it is fair, accurate, and complete.

I will keep information about current, former, and prospective clients confidential unless: 1) the information concerns illegal activities on the part of the client or prospective client, 2) disclosure is required by law, or 3) the client or prospective client provides written permission allowing disclosure of the information.

I will place the interests of the firm before my own and will not deprive the firm of the advantage of my skills and abilities, divulge confidential information, or otherwise cause harm to the firm.

I will comply with the policies and procedures established by the firm to the extent that there is no conflict with applicable laws, rules, and regulations.

I will make reasonable efforts to detect and prevent violations of applicable laws, rules, and regulations by anyone subject to my supervision or authority.

If I possess material nonpublic information related to the value of an investment I will not act, or cause others to act, on the information, until that information is made public.

I will not offer, solicit, or accept any gift, benefit, compensation or consideration that could be reasonably expected to compromise my own or another’s independence and objectivity. I will not accept gifts, benefits, compensation, or consideration that competes with, or might reasonably be expected to create a conflict of interest with the firm unless I obtain written consent.

I will comply with trading restrictions for securities listed on the various restricted lists of the affiliate, as communicated to me by the firm’s chief compliance officer.

I will provide the firm’s compliance officer with duplicate trade confirmations and account statements at least quarterly for all personal securities accounts. I will provide copies of all brokerage account statements to the firm’s compliance officer when I first become an access person (initial report). I acknowledge in writing that all personal securities accounts and securities holdings have been reported to the firm’s chief compliance officer.

I acknowledge that my personal securities transaction reports will be reviewed to assess whether I have followed internal procedures, to include the comparison of personal trading to any restricted lists, and an analysis to determine if clients are receiving terms as favorable as those given myself when trading the same security, and a review to determine if client accounts with the same objectives as my own have similar quality of performance and a similar percentage of profitable trades.

I will not trade securities in my personal account(s), or accounts of family members or affiliates, two business days before trading the same securities for clients (i.e., front-running), and thereby receiving better prices.

I will not invest in IPO’s prior to secondary trading, and must receive pre-clearance to invest in private placements by the firm’s chief compliance officer.

I will promptly report any observed violations of this Code of Ethics to the firm’s chief compliance officer.

I have been provided with a copy of the code of ethics and any amendments and I will promptly return a signed and dated acknowledgement of this Code of Ethics to the firm’s chief compliance officer.

Code of Ethics

Responsibility	• Chief Compliance Officer
Resources	• http://www.sec.gov/rules/final/ia-2256.htm

• Code of Ethics • Duplicate confirms and statements
Frequency	• Annually, as needed
Action

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Provide a copy of the code of ethics to each supervised person

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Receive and retain signed acknowledgement from each supervised person

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Receive initial holdings report from each access person, and arrange for duplicate confirms

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Maintain spreadsheet of access person holdings in electronic format

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Review personal securities transactions of access persons

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Keep records of  names and holdings of access persons

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Ensure retention period of five (5) years for firm records